TRANSGLOBE ENERGY CORPORATION ANNOUNCES
MID-YEAR (June 30, 2016) RESERVES AND UPDATE FOR Q3 2016

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 3, 2016 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2016 mid-year (June 30th) reserves and an update for the third quarter of 2016. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

•	2016 mid-year (June 30th) corporate proved (“1P”) crude oil reserves increased 11% from year-end 2015 to 19.5 million barrels (“MMbbls”) as a result of:

◦	positive technical additions of 4.3 MMbbls of 1P crude oil reserves primarily due to the Arta Red Bed pool performance/simulation results and pool performance at Hana and Hana West

◦	minus production for the first six months of 2016 of 2.2 MMbbls (13% of year-end 2015 1P reserves), resulting in a 1P production replacement ratio of 195%

◦	the 2016 mid-year reserves do not include wells drilled in North West Gharib (”NWG”) subsequent to June 30th

•
2016 mid-year (June 30th) corporate proved plus probable (“2P”) crude oil reserves increased to 30.3 million barrels (“MMbbls”), 6% higher than year-end 2015, resulting in a 2P production replacement ratio of 173%

•	2016 mid-year (June 30th) after tax 2P future net revenues (2P reserves discounted at 10%, forecast pricing) increased 33% to $259 million (“2P NPV10”) from year-end 2015

o	the increase in 2P NPV10 is primarily attributed to increased proved producing reserves and to a significant reduction in the Egyptian operating cost structure

•	Q3 production of 11,730 barrels of oil per day ("Bopd") exceeded guidance of 11,400 Bopd by 3% (September production of approximately 12,470 Bopd)

•	Production Recovery Plan (“PRP”) is on target to achieve 13,000 to 14,000 Bopd by year end 2016

•	Sold approximately 480,000 barrels in September for net proceeds of $17.5 million ($37.28/bbl) expected to be received in late October

•	Drilled 8 exploration wells in Q3 resulting in 2 oil discoveries (NWG 27, NWG 38), 1 junked and abandoned well due to drilling problems with oil shows in the Red Bed zone (NWG 26) and 5 dry holes

•	Submitted 28 new NWG well locations for military/environmental approvals to explore new prospects, to appraise the discoveries at NWG 26, 27 & 38 and to develop the northern portion of NWG in 2017

•	Filed a development plan at NWG for the NWG 3, NWG 16 and NWG 38 area

•	Received military approval to access South Alamein starting September 8th, 2016

o	Preparing a phase 1 drilling and testing program to assess the Boraq discovery

o	Targeting an initial 3 well drilling program in the Boraq area and re-entry at Boraq 2

•	Current cash balance of approximately $101 million as at September 30th, 2016

RESERVES
The Company’s 2016 mid-year (June 30th) and 2015 year-end (Dec 31st) reserves were evaluated by the independent qualified reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook.
The following is a summary of DeGolyer’s evaluation for the six months ended June 30th, 2016 with comparatives to the year ended December 31st, 2015. The recovery and reserve estimates of crude oil reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing, effective June 30th, 2016 and December 31st, 2015, respectively.

2016 Mid-Year Reserves Summary
(Working Interest, before Royalties)

Oil Reserves by Category	30-Jun 2016 (MMBbl) Gross	30-Jun 2016 (MMBbl) Net*	Dec. 31 2015 (MMBbl) Gross	Dec. 31 2015 (MMBbl) Net*	Increase (Decrease) (%) Gross	Increase (Decrease) (%) Net*
Proved Developed Producing Developed non-producing Undeveloped	10.4 4.1 5.0	6.0 2.1 2.8	12.4 1.8 3.4	7.0 1.0 1.7	(16)% 123% 48%	(15)% 117% 69%
Proved ("1P")	19.5	11.0	17.5	9.7	11%	13%
Proved plus Probable ("2P")	30.3	16.8	28.7	15.9	6%	6%
Proved plus Probable plus Possible ("3P")	41.1	22.5	39.9	21.8	3%	3%
* Net reserves are our working interest share reserves after deducting royalty obligations before tax
Definitions of Reserves Categories:

•
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

•
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

•
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

2016 Mid-Year Reserve Changes
Reserves at 2016 mid-year (June 30th) were higher compared to reserves at 2015 year-end primarily attributable to the positive Arta Red Bed pool performance/simulation results, pool performance at Hana, Hana West pools which was partially offset by 2.2 MMbbls of production in the first half of 2016. The Company drilled one producing oil well (K-48 oil) at West Bakr which was carried as a proved undeveloped location (PUD) at year end 2015 and was converted to proved producing at mid-year 2016.

The following table summarizes the reserve revisions by reserve category.

2016 Mid-Year Reserve Summary of Revisions and Additions* (Working interest, before Royalties)	1P (MMBbl)	2P (MMBbl)	3P (MMBbl)
2015 Year End Reserves	17.5	28.7	39.9
Arta Red Bed	2.6	2.7	3.0
Hana/Hana West	0.7	0.9	1.0
Minor economic/technical revisions	0.9	0.2	(0.6)
2016 Production to June 30th	(2.2)	(2.2)	(2.2)
2016 Mid-Year (June 30) Reserves	19.5	30.3	41.1
Change vs Year End 2015 (%)	11%	6%	3%
* Numbers may not add exactly due to rounding
Estimated Future Net Revenues
All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil reserves may be greater than or less than the estimates provided herein.
The estimated future net revenues for the mid-year (June 30th) ended 2016 and year ended (Dec 31st) 2015 are presented below in millions of U.S. dollars (“$MM”), were prepared by DeGolyer and are calculated using DeGolyer’s price forecasts at June 30th, 2016 and December 31st, 2015, respectively. The increase in future net revenues is primarily attributable to increased reserves and an improved cost structure at mid-year (June 30th) 2016.
Forecast Pricing
Present Value of Future Net Revenues, After Tax* ($MM)
Independent Evaluator’s Price Forecast

	June 30, 2016 Discounted at					December 31, 2015 Discounted at
Present Value by Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing Developed non-producing Undeveloped	$99 $51 $72	$88 $43 $60	$80 $37 $51	$73 $32 $44	$67 $29 $38	$88 $21 $35	$78 $16 $28	$71 $13 $22	$65 $10 $18	$60 $8 $15
Proved	$221	$191	$168	$149	$134	$144	$122	$106	$93	$83
Proved plus Probable	$376	$309	$259	$222	$194	$290	$234	$195	$165	$143
Proved plus Probable plus Possible	$529	$414	$336	$280	$240	$426	$330	$266	$220	$187
* In Egypt, under the terms of the production sharing contracts, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after income tax

Using a 10% discount, the estimated future net revenues (NPV 10) increased 58% on a 1P basis, 33% on a 2P and 26% on a 3P basis over the period.

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

Brent Forecast Pricing ($/Bbl)	2016	2017	2018	2019	2020
Mid-Year (June 30) 2016* (2H)	$51.20*	$57.30	$63.62	$70.18	$76.99
Year-end (Dec 31) 2015	$52.00	$60.10	$63.34	$69.86	$75.58
*Forecast for second half of 2016

PRODUCTION
Further to the Q2 quarterly press release (August 11th, 2016) the Company has achieved production of 11,730 Bopd during Q3, exceeding guidance of 11,400 Bopd.
Eastern desert production (West Gharib and West Bakr) averaged 11,354 Bopd in July, 11,439 Bopd in August and 12,470 Bopd in September. The 2016 PRP is on target to increase production to 13,000 - 14,000 Bopd by year-end. Approximately 50% of the PRP drilling and recompletion work has been completed to date, with current production averaging approximately 12,750 Bopd. As part of the PRP, the Company has filed a development plan to develop the NWG 3 discovery (2014) in Q4 2016, subject to receipt of regulatory approvals. In addition, the NWG 3 development area submitted was extended to include the NWG 38 discovery (2016), which is scheduled for completion and production by year end. It is expected that NWG 3 will commence production in the 500-1,000 Bopd range in Q4 2016.
Pursuant to the Arta Red bed simulation and mid-year reserve update described above, the Company has identified two infill Arta Red bed development wells which were added to the current drilling schedule and expected to be drilled in Q4 of this year.
2016 DRILLING PROGRAM
Subsequent to the NWG 27 and NWG 38 Red Bed oil discoveries announced in the Q2 press release (August 11th, 2016), the Company drilled an additional five wells resulting in 1 junked and abandoned potential Red Bed oil discovery (NWG 26) and 4 dry holes (NWG 24 & 25, SEG 1 & 2). To date, the Company has drilled twelve wells in the 2016 drilling program resulting in 2 producing oil wells (K-48 & 51), two oil discoveries (NWG 27 & 38), 1 junked and abandoned potential oil discovery (NWG 26) and 7 dry holes. The remaining eight (8) exploration wells are scheduled to be drilled by early 2017, in addition to 1 K South (K-47) and 2 Arta Red Bed development wells (Arta 73 &74) which will be drilled in Q4 2016.
In addition, the Company has commenced permitting on 28 appraisal and exploration wells in NWG focused on the Red Bed discovery at NWG 27, the potential discovery at NWG 26 and additional untested exploration prospects located immediately adjacent to the proposed NWG 3/38 development lease application submitted in September. It is anticipated that a number of these locations will be drilled in early 2017 as part of the 2017 Capital budget.
NWG 26 was directionally drilled to a total depth of 4,400 feet targeting a Nukhul/Red Bed structure to the west of the NWG 27 discovery. The well encountered oil shows in the Nukhul/Red Bed formation drill cuttings with good gas/liquids shows on the mud log, suggesting oil trapped in the target formation. However, the well had to be plugged and suspended prior to running electric logs due to significant lost circulation and rapidly increasing wellbore instability. The well was plugged back to the base of surface casing and is a potential re-drill candidate for early 2017.
NWG 25 was drilled to a total depth of 4,900 feet targeting the Nukhul/Red Bed reservoirs similar to and west of the Arta/East Arta pools. The well encountered the targeted Red Bed sands, which were wet. The well was plugged and abandoned.
NWG 24 was drilled to a total depth of 4,650 feet targeting the Nukhul/Red Bed reservoirs similar to and west of the Arta/East Arta pools.  The well encountered the targeted Red Bed sands. The well is being prepared to run logs and evaluate the zone.  Following NWG 24, the rig is scheduled to drill NWG 34, targeting a pre-rift prospect west of Hoshia.

SEG 1 was drilled to a total depth of 6,217 feet targeting a Kareem, Asl and Lower Rudeis clastic structure. The well encountered thick reservoir sands which were wet. The well was plugged and abandoned.
SEG 2 was drilled to a total depth of 6,420 feet targeting a Kareem, Asl and Lower Rudeis clastic prospect. The well encountered the reservoir sands which were wet and was subsequently plug and abandoned. Following SEG 2 the rig is scheduled to move to SWG 3 which is the first of 4 planned exploration wells on SWG.
SOUTH ALAMEIN, Arab Republic of Egypt (100% working interest, operated)
Military access approvals for the South Alamein concession were received on September 8th, 2016. The Company is finalizing an initial drilling program targeting the Boraq area of the concession. The initial drilling campaign will consist of 3 wells on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. The Company is targeting to commence operations by the end of the year. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2 of 2017 with first production targeted prior to year-end 2017. In parallel the Company will evaluate the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 into 2018.
The South Alamein Concession, acquired in July 2012, contains the Boraq 2X discovery (see May 1st, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,700 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance but it is anticipated that the well should be capable of producing approximately 1,700 Bopd.
M&A ACTIVITIES
The Company also continues to actively evaluate new opportunities in OECD regions, including numerous opportunities in Western Canada as part of the Company's planned diversification strategy.
ABOUT THE COMPANY
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose activities are concentrated in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the expected increase in production from the 2016 PRP, including the anticipated amount thereof; anticipated drilling and completion plans, including, timing of completion and production from the NWG 38 discovery; timing of NWG 3 commencing production and the anticipated amount thereof; timing of drilling of two infill Arta Red bed development wells, the K South well and other exploration wells; potential drilling plans for NWG 26; and movement of the SEG 2 drilling rig; the Company's initial drilling program targeting the Boraq area on the South Alamein Concession, including the anticipated number of wells, timing of commencement of operations, potential timing of filing a Boraq development plan and targeted timing of first production, and the Company's plans to evaluate the remaining exploration prospects on the concession and the targeted timing of commencement of an exploration drilling program; the Company's plans to actively evaluate new opportunities in OECD regions, including numerous opportunities in Western Canada as part of the Company's planned diversification strategy; and other matters. In addition, statements relating to "reserves" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop it's properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

This press release contains a number of oil and gas metrics, including replacement ratios, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. Replacement ratio is calculated by dividing the applicable reserves net volume additions by the current production for the first six months of 2016 expressed as a percentage.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the test results should be considered to be preliminary.

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com